SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D/A

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(A)

(AMENDMENT NO. 1)

FEI Company

(NAME OF ISSUER)

Common Stock

(TITLE OF CLASS OF SECURITIES)

92240800

(CUSIP NUMBER)

Gregory A. Robbins, Esq.

Veeco Instruments Inc.

100 Sunnyside Boulevard

Woodbury, New York  11797

(516) 677-0200

With a copy to:

Rory A. Greiss, Esq.

Kaye Scholer LLP

425 Park Avenue

New York, New York 10022

(212) 836-8000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON

AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

    January 8, 2003

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d–1(f) or 13d–1(g), check the following box.    ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d–7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 92240800

1.	Names of Reporting Persons. Veeco Instruments Inc. I.R.S. Identification Nos. of above persons (entities only). 11-2989601

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

This Statement constitutes Amendment No. 1 to the Schedule 13D filed July 22, 2002 by Veeco Instruments Inc., a Delaware corporation ("Veeco").  Only those items which are hereby reported are amended.  All other items remain unchanged.  All capitalized terms shall have the meanings assigned to them in Schedule 13D as amended to date, unless otherwise indicated herein.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by the addition of the following:

On January 8, 2003, Veeco, FEI Company, an Oregon corporation ("FEI"), and Venice Acquisition Corp., a wholly-owned subsidiary of Veeco ("Acquisition"), entered into a Termination Agreement (the "Termination Agreement") pursuant to which the parties mutually agreed to terminate the Merger Agreement.  Pursuant to the Termination Agreement, no party will pay a termination fee in connection with the termination of the Merger Agreement and Veeco, FEI and Acquisition have agreed to release each other and other interested parties from substantially all rights, obligations, liabilities and claims in connection with the Merger Agreement.  The termination of the Merger Agreement terminates the Voting Agreements pursuant to which Veeco was entitled to vote certain shares of the Common Stock.

The Termination Agreement and the Joint Press Release issued on January 9, 2003 by Veeco and FEI in connection with the Termination Agreement, both of which are included as Exhibits to this Statement, are incorporated herein by reference.

Item 4.    Purpose of Transaction

Item 4 is hereby amended by the addition of the following:

On January 8, 2003, Veeco, FEI and Acquisition entered into the Termination Agreement pursuant to which the parties mutually agreed to terminate the Merger Agreement.  Pursuant to the Termination Agreement, no party will pay a termination fee in connection with the termination of the Merger Agreement and Veeco, FEI and Acquisition have agreed to release each other and other interested parties from substantially all rights, obligations, liabilities and claims in connection with the Merger Agreement.  The termination of the Merger Agreement terminates the Voting Agreements pursuant to which Veeco was entitled to vote certain shares of the Common Stock.

As a result of the Termination Agreement, the officers and directors of FEI will not change.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended by the addition of the following:

(a), (b) and (e): As a result of the Termination Agreement, as of January 8, 2003, Veeco does not beneficially own any shares of the Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

On January 8, 2003, Veeco, FEI and Acquisition entered into the Termination Agreement pursuant to which the parties mutually agreed to terminate the Merger Agreement.  Pursuant to the Termination Agreement, no party will pay a termination fee in connection with the termination of the Merger Agreement and Veeco, FEI and Acquisition have agreed to release each other and other interested parties from substantially all rights, obligations, liabilities and claims in connection with the Merger Agreement.  The termination of the Merger Agreement terminates the Voting Agreements pursuant to which Veeco was entitled to vote certain shares of the Common Stock.

Item 7.    Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit
Number	Exhibit Description

2.4*	Termination Agreement, dated as of January 8, 2003, by and among Veeco Instruments Inc., FEI Company and Venice Acquisition Corp.

2.5**	Joint Press Release issued on January 9, 2003 by Veeco Instruments Inc. and FEI Company announcing the termination of the Merger Agreement.

*	Incorporated by reference to Exhibit 99.1 of Veeco's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 9, 2003.

**	Incorporated by reference to Exhibit 99.2 of Veeco's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 9, 2003.

                                                                                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2003

.	VEECO INSTRUMENTS INC

By:	/s/ Gregory A. Robbins
Name: Gregory A. Robbins
Title: Vice President and General Counsel

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

2.4*	Termination Agreement, dated as of January 8, 2003, by and among Veeco Instruments Inc., FEI Company and Venice Acquisition Corp.

2.5**	Joint Press Release issued on January 9, 2003 by Veeco Instruments Inc. and FEI Company announcing the termination of the Merger Agreement.

*	Incorporated by reference of Exhibit 99.1 of Veeco's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 9, 2003.

**	Incorporated by reference of Exhibit 99.2 of Veeco's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 9, 2003.